UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NOTICE REGARDING THE PARTIAL REVISION OF NIPPON TELEGRAPH AND TELEPHONE CORPORATION’S FINANCIAL RESULTS RELEASE FOR THE YEAR ENDED MARCH 31, 2012

On May 14, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the partial revision of the registrant’s Financial Results Release for the Year Ended March 31, 2012, filed on May 11, 2012.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: May 14, 2012

May 14, 2012

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING THE PARTIAL REVISION OF NIPPON TELEGRAPH AND

TELEPHONE CORPORATION’S FINANCIAL RESULTS RELEASE FOR THE YEAR ENDED

MARCH 31, 2012 (SUPPLEMENTARY SECTION)

Nippon Telegraph and Telephone Corporation (the “Company”) hereby announces that the supplementary section of Nippon Telegraph and Telephone East Corporation (“NTT East”) of the Company’s Financial Results Release for the Year Ended March 31, 2012, filed on May 11, 2012 entitled “1. Summary of Results for the Fiscal Year Ended March 31, 2012,” was amended as follows (amended text underlined):

After Revision (Page 2, Paragraph 5)

1.	Summary of Results for the Fiscal Year Ended March 31, 2012

“Meanwhile, NTT East is collaborating with a wide range of businesses. For example, in collaboration with Sumitomo Corporation, which provides “SUMMIT Netsuper”(*5) services, and Sharp System Products Co., Ltd., which proposes new solutions through use of LCD TVs, NTT East agreed to launch an Internet-based supermarket service to enable users to enjoy shopping via TVs, with the aim of enhancing lifestyle convenience for the elderly and those in “food desert” areas, areas of increasing concern where shopping is inconvenient even in metropolitan areas.”

Before Revision (Page 2, Paragraph 5)

1.	Summary of Results for the Fiscal Year Ended March 31, 2012

“Meanwhile, NTT East is collaborating with a wide range of businesses. For example, in collaboration with Sumitomo Corporation, which provides “SUMMIT Netsuper”(*5) services, and Sharp System Products Co., Ltd., which proposes new solutions through use of LCD TVs, NTT East launched an Internet-based supermarket service to enable users to enjoy shopping via TVs, with the aim of enhancing lifestyle convenience for the elderly and those in “food desert” areas, areas of increasing concern where shopping is inconvenient even in metropolitan areas.”

For further inquiries, please contact:
Takayuki Kimura or Yusuke Aida
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589